

May 10, 2013

Via E-mail
Anne H. Lloyd
Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC   27607-3033

> **Re: Martin Marietta Materials, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012
Exhibit 13.01
Notes to Financial Statements, page 14
Property and Depreciation, page 15

1.   Your accounting policy disclosure appears to indicate that you capitalize quarry development costs as land improvements and depreciate such costs over their estimated service lives using the straight-line method. Please tell us why you believe the straight-line method of depreciation represents a systematic and rational manner as compared to the unit-of-production method in depreciating the quarry development costs.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Impairment Review of Goodwill, page 72

2.   We note in 2012 you moved South Carolina, one of your top ten revenue-generating states, from your Carolina reporting unit (part of the Mideast Group reporting segment) to your Southeast reporting unit/Southeast Group reporting segment. We also note this segment has had declining sales, declining gross profit and an increasing loss from operations over the past three years. Based on the foregoing and the fact that the Southeast reporting unit had approximately $83 million of goodwill allocated to it, tell us why you transferred South Carolina to this reporting unit and explain how the transfer of South Carolina affected your goodwill assessment and this unit's fair value determination (i.e., effect on fair value exceeding carrying value by 46%).

3.   In connection with the comment above, we note you reorganized your reporting structure and related reporting segments in 2013. Please provide us with your reporting units and make-up of such units as well as the balance of goodwill allocated to each unit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining